Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2014 Results

NEW YORK, July 30, 2014 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the second quarter ended June 30, 2014.

•	Revenues from ongoing businesses grew 1% before currency to $3.2 billion

•	Adjusted EBITDA grew 2% to $877 million with a margin of 27.8%, up 20 basis points from the prior-year period

o	Excluding charges from both periods, adjusted EBITDA margin was 28.7%, up 80 basis points from the prior-year period

•	Underlying operating profit grew 2% to $581 million with a margin of 18.4%, up 10 basis points from the prior-year period

o	Excluding charges from both periods, underlying operating profit margin was 19.3%, up 70 basis points from the prior-year period

•	Adjusted earnings per share were $0.51 versus $0.48 in the prior-year period

•	Financial & Risk Q2 net sales positive

•	Company completed $1.0 billion share buyback program announced last October and plans to repurchase up to an additional $1.0 billion of its shares by the end of 2015

•	2014 Outlook affirmed

“Our second-quarter results build upon the good start to the year and are consistent with our full-year expectations,” said James C. Smith, chief executive officer of Thomson Reuters. “The actions we are taking are building a platform for sustainable growth, and we will continue to simplify our organization and position resources behind the most promising growth opportunities.”

Consolidated Financial Highlights – Second Quarter

	Three Months Ended June 30, (Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2014	2013	Change
Revenues	$3,159	$3,163	0%
Operating profit	$381	$597	-36%
Diluted earnings per share (EPS)	$0.31	$0.30	3%
Cash flow from operations	$876	$904	-3%

Second-quarter 2013 results were impacted by two offsetting items: operating profit benefited from a $140 million gain realized on the sale of the company’s Corporate Services business; and the company also recorded a $161 million tax charge associated with the consolidation of its technology and content assets. No similar items impacted second-quarter 2014 results.

Non-IFRS Financial Measures(1)	2014	2013	Change
Revenues from ongoing businesses	$3,158	$3,108	2%
Adjusted EBITDA	$877	$858	2%
Adjusted EBITDA margin	27.8%	27.6%	20	bp
Underlying operating profit	$581	$569	2%
Underlying operating profit margin	18.4%	18.3%	10	bp
Adjusted earnings per share (EPS)	$0.51	$0.48	6%
Free cash flow	$652	$732	-11%

(1)
These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Second-Quarter 2014 Results

•	Revenues from ongoing businesses were $3.2 billion, a 1% increase before currency, reflecting 5% combined growth from the company’s Legal, Tax & Accounting and Intellectual Property & Science businesses, which was offset by a 2% decline in Financial & Risk.

•	Adjusted EBITDA increased 2%, and the corresponding margin was 27.8% versus 27.6% in the prior-year period. The increase was primarily due to cost savings generated in the Financial & Risk business from the company’s simplification program announced in October 2013, which were partially offset by $30 million of charges incurred in the quarter. Excluding charges from both periods, adjusted EBITDA margin was 28.7%, up 80 basis points from the prior-year period.

•	Underlying operating profit increased 2%, and the corresponding margin was 18.4% versus 18.3% in the prior-year period. The increase was primarily due to the same factors that impacted adjusted EBITDA. Excluding charges from both periods, underlying operating profit margin was 19.3%, up 70 basis points from the prior-year period.

•	Adjusted EPS was $0.51 compared to $0.48 in the prior-year period, up 6%.

Second-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues were down 2% (down 3% organic) due to the impact of negative net sales over the prior 12 months and a decline in transactions-related revenues.

•	Recurring subscription-related revenues decreased 2% (down 3% organic) due to the impact of negative net sales over the prior 12 months.

•	Transactions-related revenues decreased 4% (down 11% organic) due to lower trading volumes related to lower volatility in the equity, foreign exchange and fixed income markets. Recoveries revenues were flat.

•	By geography, revenues in Europe, Middle East and Africa (EMEA) were down 4%, revenues in the Americas were down 1% and revenues in Asia were up 1%.

•	Net sales were positive for the quarter and were better than both the prior-year period and the first quarter of 2014. Net sales were positive for the Americas and Asia and remained negative in Europe. However, all three regions showed year-on-year improvements in their respective net sales performance.

•	EBITDA increased 1%, primarily due to simplification program savings, despite $30 million of charges incurred in the quarter compared to $3 million in the prior-year period. The margin was 25.7% compared to 25.3% in the prior-year period.

o	Excluding charges from both periods, EBITDA increased 8% with a margin of 27.6% compared to a margin of 25.5% in the prior-year period.

•	Operating profit increased 2%. The margin was 16.1% compared to 15.7% in the prior-year period.

o	Excluding charges from both periods, operating profit increased 13% with a margin of 17.9% compared to a margin of 15.8% in the prior-year period.

Thomson Reuters Reports Second-Quarter 2014 Results

Legal

•	Revenues increased 1% (flat organic). Excluding US print, revenues grew 3% (2% organic).
•	Solutions businesses (45% of Legal revenues) grew 6% (5% organic), driven by strong growth from Elite, Practical Law and FindLaw. Solutions businesses represent all of Legal’s revenue excluding US print and US online legal information.
•	US online legal information (39% of Legal revenues) declined 1%.
•	US print (16% of Legal revenues) declined 9%.
•	EBITDA increased 2% primarily from savings programs. The margin was 38.9% compared to 38.5% in the prior-year period.
•	Operating profit increased 2% with a margin of 30.7% versus 30.1% in the prior-year period.

Tax & Accounting

•	Revenues increased 14% (10% organic) driven by growth across the business.
•	EBITDA increased 13% with a margin of 30.2%, flat compared to the prior-year period due to acquisition dilution and reinvestment in the business.
•	Operating profit increased 14% and the margin was 20.1% compared to 19.8% in the prior-year period.
•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

•	Revenues increased 7% (5% organic), driven by recurring revenue growth of 10% (8% organic) partially offset by a 1% decline (down 3% organic) in transactions-related revenues.
•	EBITDA increased 8% due to revenue flow-through. The margin was 33.9%, up 10 basis points compared to the prior-year period.
•	Operating profit increased 5%. The margin was 24.7% compared to 25.2% in the prior-year period, down 50 basis points due to the dilutive impact of acquisitions in 2013.
•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Corporate & Other (Including Reuters News)

Reuters News revenues for the second quarter of 2014 were $82 million, down 1% from the prior-year period. Corporate & Other costs for the second quarter of 2014 were $73 million, compared to $62 million in the prior-year period. The increase was primarily related to costs associated with the company’s transformation program.

Thomson Reuters Reports Second-Quarter 2014 Results

Consolidated Financial Highlights – Six Months

	Six Months Ended June 30, (Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2014	2013	Change
Revenues	$6,289	$6,338	-1%
Operating profit	$740	$987	-25%
Diluted earnings per share (EPS)	$0.65	$0.26	150%
Cash flow from operations	$989	$1,020	-3%

Results for the first six months of 2013 were impacted by the following significant items: operating profit benefited from a $140 million gain realized on the sale of the company’s Corporate Services business; and the company also recorded a $396 million tax charge associated with the consolidation of its technology and content assets. No similar items impacted results in the first six months of 2014.

Non-IFRS Financial Measures(1)	2014	2013	Change
Revenues from ongoing businesses	$6,287	$6,205	1%
Adjusted EBITDA	$1,697	$1,615	5%
Adjusted EBITDA margin	27.0%	26.0%	100	bp
Underlying operating profit	$1,109	$1,031	8%
Underlying operating profit margin	17.6%	16.6%	100	bp
Adjusted earnings per share (EPS)	$0.97	$0.86	13%
Free cash flow	$517	$501	3%

•	Revenues from ongoing businesses were $6.3 billion, a 1% increase before currency.

•	Adjusted EBITDA increased 5% and the corresponding margin was 27.0% versus 26.0% in the prior-year period. The increase was primarily due to simplification program savings in the Financial & Risk business and lower charges compared to the prior-year period. Charges for the six-month period were $40 million versus $87 million in the prior-year period.

o	Excluding charges from both periods, adjusted EBITDA increased 2% and the related margin was 27.6% versus 27.4% in the prior-year period.

•	Underlying operating profit increased 8% and the corresponding margin was 17.6% versus 16.6% in the prior-year period. The increase was primarily due to the same factors that impacted adjusted EBITDA.

o	Excluding charges from both periods, underlying operating profit increased 3% and the related margin was 18.3% versus 18.0% in the prior-year period.

•	Adjusted EPS was $0.97 compared to $0.86 in the prior-year period.

•	Free cash flow was $517 million versus $501 million in the prior-year period. The increase was primarily due to the timing of capital expenditures partially offset by payments related to simplification program charges and a loss of free cash flow from disposals. For the full year, the company continues to expect to achieve free cash flow between $1.3 billion and $1.5 billion.

(1)
These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Second-Quarter 2014 Results

Business Outlook (Before Currency)

Thomson Reuters today reaffirmed its full-year business outlook for 2014 which was previously communicated in February 2014. The company continues to expect:

•	revenues to be comparable to 2013;
•	adjusted EBITDA margin to range between 26% and 27%;
•	underlying operating profit margin to range between 17.0% and 18.0%; and
•	free cash flow to range between $1.3 billion and $1.5 billion in 2014.

The company’s 2014 outlook includes the impact of $120 million of previously announced charges expected to be incurred this year. The estimated aggregate amount of these charges is $395 million, $275 million of which was incurred in 2013. The free cash flow outlook for 2014 reflects the estimated cash impact of the charges incurred in 2013 and 2014 as well as the impact of the loss of free cash flow from disposals (approximately $375 million in aggregate).

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

As previously announced in February 2014, Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.32 per share. A quarterly dividend of $0.33 per share is payable on September 15, 2014, to common shareholders of record as of August 21, 2014.

Through July 29, 2014, the company had repurchased approximately 26.6 million shares at an aggregate cost of approximately $960 million under its $1.0 billion share buyback program announced in October 2013. In the second quarter of 2014, the company returned approximately $353 million to shareholders through the repurchase of approximately 10 million shares.

Today, the company announced that its board of directors approved plans to repurchase up to an additional $1.0 billion of its shares through the end of 2015.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

Thomson Reuters Reports Second-Quarter 2014 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the "Business Outlook (Before Currency)" section and Mr. Smith’s comments, are forward-looking. Forward-looking statements also include expectations regarding the 2014 charges. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2014. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2014 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in the countries where Thomson Reuters operates. Internal financial and operational assumptions include, but are not limited to, continuing operational improvement in the Financial & Risk business and the successful execution of new sales initiatives, ongoing product release programs, globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets and identify areas of higher growth; increased accessibility to free or relatively inexpensive information sources; failures or disruptions of network systems or the Internet; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to adapt to recent organizational changes and effectively implement strategic initiatives; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS
MEDIA David Crundwell Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its second-quarter 2014 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT).  You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com.  An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2014 Results

Thomson Reuters Corporation
Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended
	June 30,		Change
	2014	2013	Total	Before Currency	Organic
Revenues
Financial & Risk	$1,655	$1,660	0%	-2%	-3%
Legal	850	846	1%	1%	0%
Tax & Accounting	324	288	13%	14%	10%
Intellectual Property & Science	251	234	7%	7%	5%
Corporate & Other (includes Reuters News)	82	82	0%	-1%	-1%
Eliminations	(4)	(2)
Revenues from ongoing businesses (1)	3,158	3,108	2%	1%	0%
Other Businesses (2)	1	55
Revenues	$3,159	$3,163	0%

				Margin
Adjusted EBITDA (3)			Change	2014	2013	Change
Financial & Risk	$426	$420	1%	25.7%	25.3%	40	bp
Legal	331	326	2%	38.9%	38.5%	40	bp
Tax & Accounting	98	87	13%	30.2%	30.2%	0	bp
Intellectual Property & Science	85	79	8%	33.9%	33.8%	10	bp
Corporate & Other (includes Reuters News)	(63)	(54)
Adjusted EBITDA	$877	$858	2%	27.8%	27.6%	20	bp

Underlying Operating Profit (4)
Financial & Risk	$266	$260	2%	16.1%	15.7%	40	bp
Legal	261	255	2%	30.7%	30.1%	60	bp
Tax & Accounting	65	57	14%	20.1%	19.8%	30	bp
Intellectual Property & Science	62	59	5%	24.7%	25.2%	-50	bp
Corporate & Other (includes Reuters News)	(73)	(62)
Underlying operating profit	$581	$569	2%	18.4%	18.3%	10	bp

Refer to page 12 for footnotes.

Thomson Reuters Reports Second-Quarter 2014 Results

Thomson Reuters Corporation
Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Six Months Ended
	June 30,		Change
	2014	2013	Total	Before Currency	Organic
Revenues
Financial & Risk	$3,313	$3,335	-1%	-2%	-3%
Legal	1,653	1,640	1%	1%	0%
Tax & Accounting	672	605	11%	13%	10%
Intellectual Property & Science	494	467	6%	6%	4%
Corporate & Other (includes Reuters News)	161	163	-1%	-1%	-1%
Eliminations	(6)	(5)
Revenues from ongoing businesses (1)	6,287	6,205	1%	1%	0%
Other Businesses (2)	2	133
Revenues	$6,289	$6,338	-1%

				Margin
Adjusted EBITDA (3)			Change	2014	2013	Change
Financial & Risk	$825	$780	6%	24.9%	23.4%	150	bp
Legal	615	602	2%	37.2%	36.7%	50	bp
Tax & Accounting	213	185	15%	31.7%	30.6%	110	bp
Intellectual Property & Science	157	149	5%	31.8%	31.9%	-10	bp
Corporate & Other (includes Reuters News)	(113)	(101)
Adjusted EBITDA	$1,697	$1,615	5%	27.0%	26.0%	100	bp

Underlying Operating Profit (4)
Financial & Risk	$506	$460	10%	15.3%	13.8%	150	bp
Legal	476	456	4%	28.8%	27.8%	100	bp
Tax & Accounting	149	126	18%	22.2%	20.8%	140	bp
Intellectual Property & Science	113	110	3%	22.9%	23.6%	-70	bp
Corporate & Other (includes Reuters News)	(135)	(121)
Underlying operating profit	$1,109	$1,031	8%	17.6%	16.6%	100	bp

Refer to page 12 for footnotes.

Thomson Reuters Reports Second-Quarter 2014 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Adjusted EBITDA (3)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2014	2013	Change		2014	2013	Change

Operating profit	$381	$597	-36%		$740	$987	-25%
Adjustments to remove:
Amortization of other identifiable intangible assets	165	157			328	317
Fair value adjustments	33	(29)			35	(91)
Other operating losses (gains), net	2	(136)			5	(130)
Operating (profit) loss from Other Businesses (2)	-	(20)			1	(52)
Underlying operating profit	$581	$569	2%		$1,109	$1,031	8%
Remove: depreciation and amortization of computer software (excluding Other Businesses (2))	296	289			588	584
Adjusted EBITDA	$877	$858	2%		$1,697	$1,615	5%

Underlying operating profit margin (4)	18.4%	18.3%	10	bp	17.6%	16.6%	100	bp
Adjusted EBITDA margin (3)	27.8%	27.6%	20	bp	27.0%	26.0%	100	bp

Thomson Reuters Corporation
Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (3)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2014	2013	Change	2014	2013	Change

Earnings from continuing operations	$260	$256	2%	$552	$239	131%
Adjustments to remove:
Tax expense	40	209		27	456
Other finance (income) costs	(29)	17		(57)	72
Net interest expense	111	124		219	239
Amortization of other identifiable intangible assets	165	157		328	317
Amortization of computer software	197	188		391	376
Depreciation	99	101		197	208
EBITDA	$843	$1,052		$1,657	$1,907
Adjustments to remove:
Share of post-tax earnings in equity method investments	(1)	(9)		(1)	(19)
Other operating losses (gains), net	2	(136)		5	(130)
Fair value adjustments	33	(29)		35	(91)
EBITDA from Other Businesses (2)	-	(20)		1	(52)
Adjusted EBITDA	$877	$858	2%	$1,697	$1,615	5%

Refer to page 12 for footnotes.

Thomson Reuters Reports Second-Quarter 2014 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (4) to Adjusted EBITDA (3) by Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30, 2014			Three Months Ended June 30, 2013
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$266	$160	$426	$260	$160	$420
Legal	261	70	331	255	71	326
Tax & Accounting	65	33	98	57	30	87
Intellectual Property & Science	62	23	85	59	20	79
Corporate & Other (includes Reuters News)	(73)	10	(63)	(62)	8	(54)
	$581	$296	$877	$569	$289	$858

	Six Months Ended June 30, 2014			Six Months Ended June 30, 2013
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$506	$319	$825	$460	$320	$780
Legal	476	139	615	456	146	602
Tax & Accounting	149	64	213	126	59	185
Intellectual Property & Science	113	44	157	110	39	149
Corporate & Other (includes Reuters News)	(135)	22	(113)	(121)	20	(101)
	$1,109	$588	$1,697	$1,031	$584	$1,615

_________________________
** Excludes Other Businesses (2)

Refer to page 12 for footnotes.

Thomson Reuters Reports Second-Quarter 2014 Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
 to Adjusted Earnings (5)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Earnings attributable to common shareholders	$249	$248	$531	$217
Adjustments to remove:
Operating (profit) loss from Other Businesses (2)	-	(20)	1	(52)
Fair value adjustments	33	(29)	35	(91)
Other operating losses (gains), net	2	(136)	5	(130)
Other finance (income) costs	(29)	17	(57)	72
Share of post-tax earnings in equity method investments	(1)	(9)	(1)	(19)
Tax on above items	(4)	36	(4)	58
Discrete tax items	14	151	-	372
Amortization of other identifiable intangible assets	165	157	328	317
Discontinued operations	-	(6)	-	(6)
Interim period effective tax rate normalization (6)	7	19	(5)	12
Tax charge amortization (7)	(21)	(24)	(43)	(32)
Dividends declared on preference shares	-	(1)	(1)	(2)
Adjusted earnings	$415	$403	$789	$716
Adjusted earnings per share	$0.51	$0.48	$0.97	$0.86

Diluted weighted-average common shares (millions)	813.4	832.5	817.3	831.5

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow from Ongoing Businesses (8)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Net cash provided by operating activities	$876	$904	$989	$1,020
Capital expenditures, less proceeds from disposals	(225)	(188)	(473)	(538)
Other investing activities	1	17	2	21
Dividends paid on preference shares	-	(1)	(1)	(2)
Free cash flow	652	732	517	501
Remove: Other Businesses (2)	1	(59)	1	(52)
Free cash flow from ongoing businesses	$653	$673	$518	$449

Refer to page 12 for footnotes.

Thomson Reuters Reports Second-Quarter 2014 Results

Footnotes

(1)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes Reuters News) less eliminations. Other Businesses (see note (2) below) are excluded.
(2)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

(millions of U.S. dollars)	Three Months Ended		Six Months Ended
	June 30,		June 30,
Other Businesses	2014	2013	2014	2013

Revenues	$1	$55	$2	$133

Operating profit (loss)	-	$20	$(1)	$52
Depreciation and amortization of computer software	-	-	-	-
EBITDA	-	$20	$(1)	$52

(3)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.
(4)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.
(5)	Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of the 2013 tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other Businesses (see note (2) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.
(6)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(7)	Reflects amortization of the 2013 tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(8)	Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other Businesses (see note (2) above) are also removed to arrive at free cash flow from ongoing businesses.

Thomson Reuters Reports Second-Quarter 2014 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013

Revenues	$3,159	$3,163	$6,289	$6,338
Operating expenses	(2,315)	(2,256)	(4,628)	(4,580)
Depreciation	(99)	(101)	(197)	(208)
Amortization of computer software	(197)	(188)	(391)	(376)
Amortization of other identifiable intangible assets	(165)	(157)	(328)	(317)
Other operating (losses) gains, net	(2)	136	(5)	130
Operating profit	381	597	740	987
Finance costs, net:
Net interest expense	(111)	(124)	(219)	(239)
Other finance income (costs)	29	(17)	57	(72)
Income before tax and equity method investments	299	456	578	676
Share of post-tax earnings in equity method investments	1	9	1	19
Tax expense	(40)	(209)	(27)	(456)
Earnings from continuing operations	260	256	552	239
Earnings from discontinued operations, net of tax	-	6	-	6
Net earnings	$260	$262	$552	$245

Earnings attributable to:
Common shareholders	249	248	531	217
Non-controlling interests	11	14	21	28

Basic and diluted earnings per share	$0.31	$0.30	$0.65	$0.26

Basic weighted-average common shares	809,941,274	829,921,311	813,910,056	829,136,505
Diluted weighted-average common shares	813,363,597	832,509,774	817,255,753	831,453,225

Thomson Reuters Reports Second-Quarter 2014 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	June 30,	December 31,
	2014	2013
Assets
Cash and cash equivalents	$704	$1,316
Trade and other receivables	1,798	1,751
Other financial assets	143	183
Prepaid expenses and other current assets	590	650
Current assets	3,235	3,900

Computer hardware and other property, net	1,224	1,291
Computer software, net	1,566	1,622
Other identifiable intangible assets, net	7,639	7,890
Goodwill	17,060	16,871
Other financial assets	181	192
Other non-current assets	603	583
Deferred tax	70	90
Total assets	$31,578	$32,439

Liabilities and equity
Liabilities
Current indebtedness	$591	$596
Payables, accruals and provisions	2,074	2,624
Deferred revenue	1,429	1,348
Other financial liabilities	143	193
Current liabilities	4,237	4,761

Long-term indebtedness	7,467	7,470
Provisions and other non-current liabilities	1,814	1,759
Other financial liabilities	142	102
Deferred tax	1,801	1,917
Total liabilities	15,461	16,009

Equity
Capital	10,208	10,347
Retained earnings	6,914	7,303
Accumulated other comprehensive loss	(1,477)	(1,614)
Total shareholders’ equity	15,645	16,036
Non-controlling interests	472	394
Total equity	16,117	16,430
Total liabilities and equity	$31,578	$32,439

Thomson Reuters Reports Second-Quarter 2014 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Cash provided by (used in):
Operating activities
Net earnings	$260	$262	$552	$245
Adjustments for:
Depreciation	99	101	197	208
Amortization of computer software	197	188	391	376
Amortization of other identifiable intangible assets	165	157	328	317
Net (gains) losses on disposals of businesses and investments	-	(142)	1	(156)
Deferred tax	(35)	70	(75)	242
Other	77	60	111	125
Changes in working capital and other items	113	208	(516)	(337)
Net cash provided by operating activities	876	904	989	1,020

Investing activities
Acquisitions, net of cash acquired	(137)	(118)	(137)	(848)
Proceeds from disposals of businesses and investments, net of taxes paid	12	322	12	352
Capital expenditures, less proceeds from disposals	(225)	(188)	(473)	(538)
Other investing activities	1	17	2	21
Net cash (used in) provided by investing activities	(349)	33	(596)	(1,013)

Financing activities
Proceeds from debt	-	854	-	1,294
Repayments of debt	-	-	-	(440)
Net repayments under short-term loan facilities	-	(327)	-	-
Repurchases of common shares	(353)	-	(617)	-
Dividends paid on preference shares	-	(1)	(1)	(2)
Dividends paid on common shares	(258)	(260)	(520)	(519)
Other financing activities	125	(2)	129	7
Net cash (used in) provided by financing activities	(486)	264	(1,009)	340
Increase (decrease) in cash and bank overdrafts	41	1,201	(616)	347
Translation adjustments	3	(6)	3	(17)
Cash and bank overdrafts at beginning of period	655	411	1,312	1,276
Cash and bank overdrafts at end of period	$699	$1,606	$699	$1,606

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$704	$1,613	$704	$1,613
Bank overdrafts	(5)	(7)	(5)	(7)
	$699	$1,606	$699	$1,606